390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2010-9

POLYMET ANNOUNCES DELAY IN FILING INTERIM FINANCIAL STATEMENTS

Hoyt Lakes, Minnesota, December 14, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it will delay the filing of its interim financial statements, its management’s discussion and analysis relating to the financial statements, and the CEO and CFO certifications (collectively, the “Required Documents”) for the period ended October 31, 2010 beyond the prescribed deadline of December 15, 2010. It is now anticipated that the Required Documents will be filed on or before December 22, 2010.

The extra time for filing of the Required Documents is needed by the Company due to the difficulties the Company is encountering as it moves to a new accounting and financial reporting system. More specifically, internal review has highlighted some errors that are not material but needed to be corrected before preparing draft financial statements to be reviewed by the Company’s auditors, PricewaterhouseCoopers LLP, and its Audit Committee prior to approval of those statements by the Board of Directors.

In the interim, the Company will apply to the applicable Canadian securities regulatory authorities for a management cease trade order. There is no certainty that such order will be granted. The applicable Canadian securities regulatory authorities may issue a general cease trade order against PolyMet for failure to file the Required Documents within the prescribed time period.

Until the Required Documents are filed, PolyMet intends to satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults.

There is no other material information concerning the affairs of the Company that has not been generally disclosed.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to applying to the applicable securities regulatory authorities for a management cease trade order, the expected time for filing the Company’s Required Documents and the imposition of a cease trade order by applicable securities regulatory authorities. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.